Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

Livongo Employee Equity FAQ

1.	What happens to my stock options?

At the closing of the merger, any vested Livongo stock options you hold will be converted into vested Teladoc stock options and any unvested Livongo stock options you hold will be converted into unvested Teladoc stock options.

Upon the conversion of your Livongo stock options into Teladoc stock options, your new Teladoc stock options will be subject to the same terms and conditions, including vesting, as were applicable to your previous Livongo stock options, with two important adjustments that are intended to preserve the intrinsic value of your stock option after giving effect to the cash and stock merger consideration being paid to stockholders in the merger.

First, the total number of shares that are subject to your new Teladoc stock option will be adjusted. For each of your stock option awards, we will determine the number of Teladoc shares that are subject to the new Teladoc stock option award by multiplying (i) the number of Livongo shares that were subject to your Livongo stock option immediately before the closing of the merger (ii) by a ratio, with the number of resulting shares rounded down to the nearest whole share of Teladoc. This ratio, referred to as the Equity Award Adjustment Ratio, is determined by dividing (x) the volume weighted average closing price of Livongo stock over the four consecutive trading days immediately before the last trading day before the Ex-Dividend Date by (y) the average closing price of Teladoc stock for the four trading days beginning on either (1) the trading day prior to the closing of the merger or (2) the trading day following the closing of the merger (with Livongo and Teladoc deciding on the relevant day by mutual agreement prior to the closing). The “Ex-Dividend Date” is the date the Livongo shares trade ex-dividend with respect to the special cash dividend to be paid by Livongo to is shareholders and is expected to be the trading day before the closing of the merger.

Second, the exercise price of your new Teladoc stock option will be adjusted. For each of your stock option awards, we will determine the new exercise price by dividing the exercise price of your previous Livongo stock option by the same Equity Award Adjustment Ratio described in the previous paragraph, but in this case rounded up to the nearest whole cent.

The following example will help illustrate how these adjustments will work using actual share prices. If you hold an option to purchase 1000 Livongo shares with an exercise price of $1.50 before the closing of the merger, and the average trading prices of Livongo shares and Teladoc shares as calculated in the manner described above are $150 and $250, respectively, then the Equity Award Adjustment Ratio will be 0.6 ($150/$250). Following the closing of the merger, your Livongo stock option will be converted into a Teladoc stock option to purchase 600 Teladoc shares (1000 X 0.6) at an exercise price of 2.50 ($1.50/.6), but the aggregate value of your Livongo stock options would remain the same immediately before and after the closing of the merger: $148,500 (($250-$2.50) X 600 is equal to ($150-$1.50) X 1000).

Livongo stock options will be converted into Teladoc stock options (and not cash) that are exercisable only for Teladoc stock (and not cash). The foregoing adjustments mechanisms, including the Equity Award Adjustment Ratio, are intended to preserve the intrinsic value of Livongo stock options even though they will be exercisable only for Teladoc stock.

2.	What happens to my restricted stock units?

At the closing of the merger, any vested Livongo restricted stock units you hold will be converted into a number of vested Teladoc restricted stock units and any unvested Livongo restricted stock units you hold will be converted into a number of unvested Teladoc restricted stock units. Your Teladoc restricted stock units will be subject to the same terms and conditions, including vesting, as were applicable to your Livongo restricted stock units, except that the number of shares subject to your new Teladoc restricted stock unit will be adjusted.

The number of shares subject to your new Teladoc restricted stock unit will be determined by multiplying (i) the number of Livongo shares subject to such Livongo restricted stock unit award immediately prior to the closing of the merger by (ii) the Equity Award Adjustment Ratio described above, rounded down to the nearest whole share. This adjustment is intended to preserve the intrinsic value of your restricted stock award after giving effect to the merger consideration being paid to Livongo stockholders in the merger.

The following example will help illustrate the manner in which this adjustment will work using actual share prices. If you hold 1200 Livongo restricted stock units immediately before the closing of the merger, and the average trading prices of Livongo shares and Teladoc shares as calculated in the manner described above are $150 and $250, respectively, then the Equity Award Adjustment Ratio is 0.6 ($150/$250). Following the closing of the merger, you will hold an award of 720 Teladoc restricted stock units (1200 X 0.6)), with an aggregate value that remains $180,000 (720 X $250 is equal to 1200 X $150).

Livongo restricted stock units will be converted solely into Teladoc restricted stock units (and not cash). The foregoing adjustment mechanism, including the Equity Award Adjustment Ratio, is intended to preserve the intrinsic value of Livongo restricted stock units even though they will be converted solely into Teladoc restricted stock units (and not cash).

3.	What about Livongo stock options that I already exercised?

If you hold Livongo common stock as a result of exercising vested Livongo stock options, for each share of Livongo common stock you continue to hold at the closing of the merger, you will receive 0.592 shares of Teladoc stock and $11.33 in cash, which is the price to be paid for all outstanding shares of Livongo common stock (non-employee equity awards) at the closing of the merger.

4.	What will happen to my compensation and benefits?

We have agreed that for one year following the closing, each Livongo employee who continues in employment during such one-year period with (i) a base salary, base wages and short-term incentive compensation that are, in each case, no less favorable to those in effect for such employee immediately prior to closing and (ii) other employee compensation and benefits (other than long-term incentive, equity and equity-based compensation and deferred compensation) that are, in each case, substantially similar to those in effect for such employee immediately prior to the closing.

Any additional compensation and benefits determinations will be communicated when further details are available and as part of the integration process.

5.	Will my years of service with Livongo be recognized by Teladoc?

We have agreed to provide employees with service credit under Teladoc’s benefit plans for purposes of eligibility, levels of benefits, benefit accrual and vesting (subject to certain exceptions, including to avoid duplicating benefits) to the extent service was credited for purposes of comparable Livongo plans.

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Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc Health”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

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